FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of April 10, 2008

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |  |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |  |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |  | No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated April 8, 2008 announcing Pixelplus’ reverse stock split.

Exhibit 99.1

Pixelplus Announces Reverse Stock Split

Press Release

SEOUL, South Korea, April 8, 2008 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that its board of directors has authorized a one-for-four (1:4) reverse stock split of Pixelplus’ American Depositary Receipts (“ADRs”) effective as of the open of business on April 14, 2008. The reverse stock split will reduce the number of Pixelplus’ ADRs issued and outstanding from roughly 8,500,000 ADRs to about 2,125,000 ADRs, but will not affect a shareholder’s proportionate equity interest or voting rights in the Company. Effective April 14, 2008, Pixelplus’ stock symbol will be appended with the letter “D” (PXPLD) for a period of twenty trading days in order to inform the investment community of the Company’s reverse stock split.

“The aim of the reverse stock split is to maintain the listing of our ADRs on the Nasdaq National Market. Our Nasdaq listing and the corresponding strict requirements for governance and disclosure demonstrate our commitment to our shareholders who have supported the Company, even in these adverse market conditions,” stated Dr. S.K. Lee, CEO and Founder of Pixelplus. “We are confident in our business strategy moving forward, as we continue to shift our sales mix towards our third generation image sensors based on PlusPixel2™ technology. In 2008, we have already announced sales of our new image sensors to Samsung and Pantech, with revenues projected to at least double in 2008 compared to 2007, based on the assumption that current order flows continue.”

On December 17, 2007, Pixelplus received a bid price notification letter from Nasdaq stating that the Company is failing to comply with the minimum $1.00 bid price requirement for continued listing on the Nasdaq National Market as set forth in Marketplace Rule 4450(a)(5). The Company has been provided 180 calendar days, or until June 11, 2008, to regain compliance with the minimum bid price requirement by demonstrating a closing bid price of at least $1.00 for at least ten consecutive trading days.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

E-mail pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

April 11, 2008